As filed with the Securities and Exchange Commission on August 29, 2003

Registration No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

CALIFORNIA MICRO DEVICES CORPORATION

(Exact name of registrant as specified in its charter)

California	94-2672609
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

430 N. McCarthy Blvd, #100

Milpitas, California 95035-5112

(408) 263-3214

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

ROBERT V. DICKINSON

Chief Executive Officer

CALIFORNIA MICRO DEVICES CORPORATION

430 N. McCarthy Blvd, #100

Milpitas, California 95035-5112

(408) 263-3214

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

STEPHEN M. WURZBURG

Pillsbury Winthrop LLP

2550 Hanover Street

Palo Alto, California 94304

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, no par value per share	3,250,843 shares	$3.90	$12,678,288	$1,025.67

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low sale prices of the Registrant’s Common Stock on the Nasdaq National Market on August 27, 2003.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 29, 2003

PROSPECTUS

3,250,843 Shares

CALIFORNIA MICRO DEVICES CORPORATION

Common Stock

The selling shareholders identified in this prospectus may sell up to 3,250,843 shares of our common stock. They acquired these shares, or warrants to purchase these shares, from us during July 2003. The selling shareholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

The selling shareholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol “CAMD.” The last reported sale price of our common stock on the Nasdaq National Market on August 27, 2003 was $4.03 per share.

Our address is 430 N. McCarthy Blvd, #100, Milpitas, CA 95035. Our phone number is (408) 263-3214

Investing in our common stock involves a high degree of risk. You should carefully read and consider the “ Risk Factors” beginning on page 5 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August     , 2003.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. A reference to we, us, our or CAMD in the prospectus means California Micro Devices Corporation.

CALIFORNIA MICRO DEVICES CORPORATION

We design and sell application specific analog semiconductor products primarily for the Mobile and Computing markets as well as for other markets such as the LED (light emitting diode) Lighting market. We also design, sell and manufacture thin film resistor networks for the Medical market. We are a leading supplier of application specific integrated passive (ASIP ™ ) devices and we also offer a growing portfolio of active analog semiconductors including power management and USB (Universal Serial Bus) transceiver devices. Our products provide critical signal integrity, electromagnetic interference filtering, electrostatic discharge protection, and power management solutions needed in high volume applications including personal computers, wireless communication devices and consumer electronic products. Our ASIP devices, built using proprietary manufacturing processes, integrate multiple passive components onto single chips, and in some cases enhance their functionality with the integration of active semiconductor elements, to provide single-chip solutions for densely populated, high-performance electronic systems. Our devices are significantly smaller and provide more functionality than traditional solutions using functional clusters of discrete products. With our active analog semiconductor portfolio, we seek opportunities to design standard products that are differentiated from competitive alternatives by optimizing them for specific applications. We also selectively design second source products that provide entry to new applications, complement other products in our portfolio or enhance existing customer relationships. Our active analog semiconductor solutions use industry standard manufacturing processes for cost effectiveness.

We focus our expertise on providing high volume, cost effective, general customer solutions for mobile electronics such as wireless handsets, personal digital assistants (PDA) and other portable electronic devices and for notebook and desktop computer systems, computer peripherals, digital set top boxes and other consumer electronics applications. Our end-customers include original equipment manufacturers such as Acer, Cisco, Guidant Corporation, Hewlett-Packard, Kyocera Wireless, Lumileds, Motorola, Philips, Sony and Trigem, and original design manufacturers including Arima, Compal, and Quanta and contract manufacturers, including Celestica, Foxconn, and Solectron Corporation.

A more detailed description of our business can be found in our most recent annual report on Form 10-K.

We were incorporated in California in 1980 and have been a public company since 1986.

RISK FACTORS

Investing in CAMD common stock involves a high degree of risk. You should read and consider carefully the following factors before making an investment decision.

We incurred quarterly losses beginning with the quarter ended March 31, 2001, and we may be unable to ever regain or sustain profitability.

We have experienced losses for each quarter beginning with the quarter ended March 31, 2001. For fiscal 2002 our net loss was $28.6 million, for fiscal 2003, our net loss was $6.5 million, and for the first quarter of fiscal 2004 ended June 30, 2003, our net loss was $1.2 million. Our accumulated deficit was $67.7 million at June 30, 2003. Although the magnitude of our losses have decreased substantially in fiscal 2003 versus fiscal 2002, we have no clear trend toward reducing our losses over the last five quarters. For example, our loss during the fourth quarter of fiscal 2003 was greater than our loss for the first three quarters of fiscal 2003 combined, while our loss for the first quarter of fiscal 2004 was greater than our loss during the first and third quarter of fiscal 2003. Many factors will affect our ability to become profitable or sustain profitability such as continued demand for our products by our key customers, lack of price erosion, efficiency of our manufacturing subcontractors, continued product innovation and design wins, and our continued ability to manage our operating expenses.

Unless we reduce our cash usage below the level of the past fiscal year we may have to cut our expenses to the detriment of our business.

Our cash and short-term investments position as of June 30, 2003 was $3.3 million, which was down $1.2 million from $4.5 million as of March 31, 2003, although our private placement, during July 2003, raised an additional $5.2 million of cash. During the year ended March 31, 2003, we used approximately $7.9 million in operations, partially offset by our financing activities that included net proceeds of $4.6 million from the private placement of common stock in November 2002. If we continue to utilize cash in our operations in fiscal 2004 at the same rate as we did during fiscal 2003, we would run out of cash in approximately one year. Even if our cash usage remained at or better than the level achieved during our most recent fiscal quarter, then our cash will only last approximately seven quarters. We have been restructuring our business, both within sales and marketing to better focus on the business we wish to obtain and within manufacturing to transition to a “fab-lite” model by outsourcing much of our manufacturing. We have taken these steps in an effort to reduce the level of revenues we need to generate to achieve operating cash flow break-even and at the same time to increase our revenues in key markets. We expect the results of this strategy to be achieved by the fourth quarter of fiscal 2004 in terms of reducing the revenue we require to achieve operating cashflow break-even. If we are not successful in this strategy then we may have to cut additional expenses in order to conserve our cash or raise additional financing, of which there can be no assurance of success. Even if we are successful in reducing our cash usage, we may raise additional equity financing to finance growth or to pay off a portion of our debt which may include our industrial revenue bond whose interest rate is 10.5%.

Unless we become and remain in compliance with all of our loan covenants, certain of our loans may become immediately due, which will require us to find alternate sources of debt or other financing.

We have been in violation of certain covenants contained in our Loan and Security Agreement with Silicon Valley Bank, “the Bank”, which governs our $5.0 million equipment line and revolving line of credit. We were in violation of the net tangible worth covenant as of March 31, 2003, which non-compliance the Bank waived. As of June 30, 2003, we were in compliance with all covenants under the Agreement, however it is possible that we will not be in compliance with our covenants in the future. On June 26, 2003, the Bank agreed to further modify the loan agreement such that if we fail in the future to comply with the modified net tangible worth covenant, the credit facilities will immediately convert to an asset based lending facility. The Borrowing Base, as defined within the agreement, must be adequate to support all outstanding obligations with any excess being immediately repaid. Even if we are not in violation of these covenants, the Bank can declare us in default of our agreement if it determines that there has been a material adverse change in our business, operations, or condition (financial or otherwise); a material impairment of the prospect of repayment of any portion of our obligations to the Bank; or a material impairment of the value or priority of the Bank’s security interests in our collateral. The determination of what constitutes a “material adverse change” or “material impairment” is based upon the Bank’s judgment. Any future failure to meet such covenants and a decision by the Bank not to waive any such failure, or a determination by the Bank that there has been such a “material adverse change” or “material impairment”, could be accompanied by a decision not to lend us additional monies or to call our loans, in which case we would be obligated to repay our entire indebtedness to the Bank. Presently, our Borrowing Base is sufficient to support all outstanding obligations therefore we have continued to classify as long term on our balance sheet all obligations scheduled to be repaid beyond 12 months. However, there can be no assurance that the Borrowing Base will remain sufficient and we may be required to repay all or part of our outstanding indebtedness to the Bank. As of June 30, 2003, our indebtedness to Silicon Valley Bank was $2.5 million. On July 31, 2003, we entered into an agreement to modify our existing Loan and Security Agreement with Silicon Valley Bank. The modification extends the term of the agreement for one additional year to July 31, 2004 and subject to compliance with various covenants allows us to borrow an additional $250,000 under the equipment line of credit and an additional $180,000 under the working capital line of credit, still subject to a combined limit of $5.0 million.

We have been in violation of one or more of the covenants under our Industrial Revenue Bonds continuously since the latter part of fiscal 2002 and all of fiscal 2003. As of June 30, 2003, we were in violation of four of the six covenants. As a result of our violations, we retained a management consulting firm during fiscal 2003, as required by the bond agreement, that recommended a plan which would make us compliant within six quarters (by September 30, 2004). The plan has been accepted by the Trustee of the debt. Our violations resulted primarily from our 2002 restructuring and from our operating losses during the past several quarters. If we remain in violation of any one of these covenants continuously through September 30, 2004, then we are in default and these bonds become callable. While we believe that we will become compliant with the various covenants as our operations continue to improve, no assurance can be given. As of June 30, 2003, our indebtedness under these bonds was $6.5 million. We also have restricted cash of $1.1 million held as security for these bonds as of June 30, 2003.

We may require financing in order to be able to acquire the equipment necessary to expand our chip scale packaging capability. We may not be able to obtain such financing which could limit our revenue growth, particularly in the mobile market.

In order to materially expand our chip scale packaging capability, we may require additional tape and reel equipment. We may require financing in order to be able to acquire such equipment. There can be no assurances that we will be able to acquire such financing on reasonable terms if at all. If we are unable to finance such equipment acquisition and as a result we are unable to acquire such equipment, then we may not be able to manufacture enough product using chip scale packaging to satisfy the demand for such product, if such demand were to increase, of which there can be no assurance. As a result, our revenue growth, particularly in the mobile market, could be limited.

Our operating results may fluctuate significantly because of a number of factors, many of which are beyond our control.

Our operating results may fluctuate significantly. Some of the factors that affect our quarterly and annual operating results, many of which are difficult to control or predict, are:

•	the reduction, rescheduling or cancellation of orders by customers;

•	fluctuations in the timing and amount of customer requests for product shipments;

•	many of our orders are placed with short lead-time for delivery, so we may not be able to predict or schedule our manufacturing evenly;

•	fluctuations in the manufacturing output, yields, and inventory levels of our suppliers;

•	changes in the mix of products that our customers purchase;

•	our ability to manage distributor inventory to avoid excess returns;

•	our ability to introduce new products on a timely basis;

•	the announcement or introduction of products by our competitors;

•	the availability of third-party wafer fabrication and assembly capacity and raw materials;

•	competitive pressures on selling prices;

•	market acceptance of our products;

•	general conditions in the mobile electronics, computing, LED lighting and other markets and industries; and

•	general economic conditions.

We currently rely heavily upon a few customers for a large percentage of our sales. Our revenue would suffer materially were we to lose one of these customers.

In fiscal 2003, our two largest end-user customers (Motorola and Guidant) comprised a significant portion of our revenue, with our largest customer (Motorola) representing eighteen percent of our fiscal 2003 revenue. For the quarter ended June 30, 2003, these customers represented thirty-three percent of our total revenue. If these customers decide to reduce their demand for our products or purchase some or all of their requirements from other suppliers, our business would be adversely affected. There can be no assurance that these customers will continue to purchase our products in the quantities forecasted, or at all.

In fiscal 2003, one of our distributors (Epco Technology Corporation) represented over twelve percent of our revenue. For the quarter ended June 30, 2003, Epco represented approximately fourteen percent of our revenue. If we were to lose Epco as a distributor we may not be able to obtain another distributor to represent us or a new distributor may not have the same relationships with the current end customers to maintain the current level of revenue. Additionally the time and resources involved with the changeover and training could have potentially adverse impacts on our business.

We currently rely heavily upon a few target markets for the bulk of our sales. If we are unable to further penetrate the markets for mobile electronics and computing our revenues could stop growing and may decline. Additionally, our revenues may also decline if we are unable to maintain our current market share for the medical devices market.

The bulk of our revenues in recent periods have been, and are expected to continue to be, derived from sales to manufacturers of mobile electronics, computing, LED lighting and medical devices. In order for us to be successful, we must continue to penetrate the mobile electronics and computing markets. In the near future we must maintain our current market penetration in medical devices. Due to our narrow market focus, we are susceptible to materially lower revenues due to material adverse changes to one of these markets.

Our current dependence on our foundry partner and a small number of assembly/test subcontractors and our planned future dependence upon a limited number of such partners and subcontractors exposes us to a risk of manufacturing disruption or uncontrolled price changes.

Due to the low volume of our products, we believe it is impractical for us to spread our use of foundry partners and assembly/test subcontractors over more than a few partners and subcontractors without significant increases in our costs. Currently, in addition to our Tempe, Arizona facility, we have only one foundry partner and rely on two primary assembly/test subcontractors. Most of our products are now sourced only in our Tempe, Arizona facility or at our foundry partner near Shanghai, China. Our plan is to add one or more additional foundry partners to reduce our dependence and increase our flexibility, although no assurance can be given that we will be successful. Furthermore, as to many of our products, due to their low volumes, we may still choose to rely on only one supplier for their manufacture and assembly/test. Although to date, we have not experienced any material disruptions with respect to our suppliers, if the operations of one or more of our suppliers should be disrupted, or if such supplier should choose not to devote capacity to our products in a timely manner, our business may be adversely impacted as we may be unable to manufacture certain products in a timely basis. In addition, the volatility of the semiconductor industry has occasionally resulted in shortages of wafer fabrication capacity and assembly/test subcontractor capacity and other disruption of supplies. We may not be able to find sufficient suppliers at a reasonable price or at all if such disruptions occur. As a result, we face significant risks including:

•	reduced control over delivery schedules and quality;

•	longer lead times;

•	the impact of regional and global illnesses such as severe acute respiratory syndrome infections (SARS);

•	the potential lack of adequate capacity during periods of excess industry demand;

•	difficulties selecting and integrating new subcontractors;

•	limited warranties on products supplied to us;

•	potential increases in prices due to capacity shortages, currency exchange fluctuations and other factors; and

•	potential misappropriation of our intellectual property.

If we fail to deliver our products on time or if the costs of our products increase, then our profitability and customer relationships could be harmed.

Our markets are subject to rapid technological change. Therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

•	rapidly changing technologies;

•	changing customer needs;

•	frequent new product introductions and enhancements;

•	increased integration with other functions; and

•	rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to, and use leading technologies in a cost-effective and timely manner, and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers’ future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

In addition, products for some applications are based on new and continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards.

We may not be able to identify new product opportunities, successfully develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense and involve engineering risk. Failure in any of these areas could harm our operating results.

The markets in which we participate are intensely competitive and our products are not sold pursuant to long-term contracts.

Our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

•	designing new products that implement new technologies;

•	subcontracting the assembly of new products and delivering them in a timely manner;

•	product quality and reliability;

•	technical support and service;

•	timely product introduction;

•	product performance and features;

•	price;

•	end-user acceptance of our customers’ products;

•	compliance with evolving standards; and

•	market acceptance of competitors’ products.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable. In addition, our competitors and customers may introduce products that integrate the functions performed by our integrated circuits on a single integrated circuit, or combine our integrated passives onto the integrated circuit, thus eliminating the need for our products. Furthermore, our customer relationships do not generally involve long-term binding commitments, making it easier for customers to change suppliers and making us more vulnerable to competitors. Our customer relationships instead depend upon our past performance for the customer, the lead-time to qualify a new supplier for a particular product, and interpersonal relationships and trust.

Because our markets are highly fragmented, we generally encounter different competitors in our various market areas. Competitors with respect to our integrated passive products include On Semiconductor, Philips Electronics N.V. Ltd., Semtech, and STMicroelectronics, N.V. Our integrated passives also compete with discrete passives from competitors such as Murata, Samsung, and Vishay. For our other semiconductor products, our competitors include Fairchild Semiconductor, Linear Technology, Maxim, Micrel, National Semiconductor, On Semiconductor, Semtech, STMicroelectronics, N.V. and Texas Instruments. Many of our competitors are greater than us in size and have substantially greater financial, technical, marketing, distribution, and other resources than we do and have their own facilities for the production of semiconductor components.

Our competitors can reverse-engineer our most successful products and become second sources for our customers, which could decrease our revenues and gross margins.

Many of our most successful products are not covered by patents and can be reverse engineered. Thus, our competitors can become second sources for these products for our customers or our customers’ competitors which could decrease our unit sales or at least reduce the upside unit sale potential and also could lead to price-based competition which could result in lower prices for our products and lower revenues and gross margins. One of our most effective barriers to entry is the lead-time advantage we achieve with our customers in working with them before their products are ready for market and our close relationships with them combined with the time it would take our competitors’ products to become qualified by our customers. Nonetheless, we are currently seeing certain of our competitors announce products which are for the most part a copy of some of our most successful products and we expect our revenues to be adversely affected as a result.

Our future success depends in part on the continued service of our key engineering and management personnel and our ability to identify, hire and retain additional personnel.

There is intense competition for qualified personnel in the semiconductor industry, in particular for the highly skilled design, applications and test engineers involved in the development of new analog integrated circuits. Competition is especially intense in the San Francisco Bay area, where our corporate headquarters is located, Austin, Texas where one of our design centers is located, and in the Tempe, Arizona area, where our factory is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Any growth is expected to place increased demands on our resources and will likely require the addition of management and engineering personnel, and the development of additional expertise by existing management personnel. During fiscal 2002, we established a new management team with the hiring of a new CEO, CFO and Vice Presidents of Sales and Marketing, to work along with our continuing Vice Presidents of Engineering and Operations. The CFO we hired in fiscal 2002 has left the company and we have hired a new CFO in April 2003 and our Vice President of Operations retired in May 2003. The loss of services and/or changes in the top management team or our key engineers, or the failure to recruit or retain other key technical and management personnel, could cost additional expense, potentially reduce the efficiency of our operations and could harm our business.

The cyclicality of the semiconductor industry could result in pricing pressures for our products that could lower our net sales and operating margins and harm our profitability.

We are impacted by external forces that affect the broader semiconductor industry. The semiconductor industry in general has historically experienced significant downturns and wide fluctuations in supply and demand. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products and lower demand for our products that could decrease our operating margins and net sales.

We are outsourcing an increasing portion of our wafer fabrication and are seeking additional foundry capacity. We may encounter difficulties in expanding our outsourcing of capacity.

We have adopted a fab-lite manufacturing model that involves the use of foundry partners to provide a majority of our wafer capacity, while still maintaining our own wafer fab for the production of products requiring proprietary manufacturing processes which cannot be easily outsourced. We chose this model in order to reduce our overall manufacturing costs and thereby increase our gross margin, reduce the impact of fixed cost issues when volume is light, provide us with capacity in case of short-term demand increases, provide us with access to newer production facilities and equipment, and provide us with additional manufacturing sources should unforeseen problems arise in our facility. Accordingly, we have outsourced a significant portion of our wafer manufacturing overseas in Asia and are seeking additional foundry capacity to reduce our usage of our Tempe, Arizona, facility. As we add foundry capacity, we may encounter difficulties in outsourcing as the third party contract manufacturers must learn how to run our processes in their facilities. As a result, we may experience unexpected delays or technical issues as we increase the portion of our manufacturing that is outsourced. It would be difficult if not impossible to reverse our outsourcing. If we experience manufacturing difficulties, then we will not have product to sell to our customers.

We do some of our own wafer fabrication and do not have alternate sources for some of our processes.

We currently operate our own semiconductor and thin-film wafer manufacturing facility in Tempe, Arizona and perform selected back-end manufacturing in our headquarters facility in Milpitas, California. Much of our equipment has been utilized for a long time, and can be subject to unscheduled downtime. For some of our CMOS processes associated with products for which we have announced end-of-life, and for our thin-film processes associated with our medical products, our Tempe, Arizona facility is the only fab in which we can run these processes. Any disruption at our Tempe, Arizona facility would preclude our manufacturing these products which in the case of our medical products would have a material adverse impact on our revenues and especially our gross margin. Other significant risks associated with our wafer manufacturing include:

•	the lack of assured wafer supply, chemicals, or other materials, and control over delivery schedules;

•	the unavailability of, or delays in the ability to hire and train, sufficient manufacturing personnel;

•	our ability to achieve and maintain satisfactory yields and productivity; and

•	the availability of spare parts and maintenance service for aging equipment.

We could experience a substantial delay or interruption in the shipment of our products or an increase in our costs due to many reasons, including:

•	a sudden, unanticipated demand for our products;

•	a manufacturing disruption experienced by our wafer fabrication facility;

•	errors in fabrication or defects in raw materials;

•	the time required, or the inability to identify or qualify alternative manufacturing sources for existing or new products in the case of disruption;

•	failure of our suppliers to obtain the raw materials and equipment used in the production of our integrated circuits and integrated passives; or

•	unavailability of sufficient capacity to expand chip scale production.

Since the third quarter of fiscal 2003, after the completion of the transfer of a number of our high-volume products to ASMC and the transfer of products from the Milpitas fab that has ceased operations, the percentage of our revenues derived from products which can be manufactured solely in Tempe has been approximately 30%. This percentage is expected to decrease substantially by the end of fiscal 2004. Thus, materially adverse manufacturing issues at our Tempe facility could significantly reduce our revenue. For example, during the third and fourth quarters of fiscal 2003, we incurred start-up issues with the newly transferred product manufacturing capability for certain of our products, especially for our LED lighting and medical products. This caused us to be unable to timely manufacture some products for which we had shippable orders. This in turn resulted in our revenues for the third and fourth quarters of fiscal 2003 being lower than projected.

Our reliance upon foreign suppliers exposes us to risks associated with international operations.

We use manufacturing, assembly and test subcontractors in Asia, primarily in the People’s Republic of China, Thailand and India, for most of our products. We intend to continue transferring our testing and shipping operations to foreign subcontractors. Our dependence on these subcontractors involves the following substantial risks:

•	political and economic instability;

•	changes in our cost structure due to changes in local currency values versus the US dollar;

•	potential difficulty in enforcing agreements and recovering damages for their breach;

•	disruption to air transportation from Asia; and

•	changes in tax laws, tariffs and freight rates.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships. In addition, we maintain significant inventory of die at our foreign subcontractors that could be at risk.

We also drop-ship product from these foreign subcontractors directly to customers. This has the effect of both saving freight charges and reducing the delivery cycle time. However, it increases our exposure to disruptions in operations not under our direct control and has required us to enhance our computer and information systems to coordinate this remote activity.

Our reliance on foreign customers could cause fluctuations in our operating results.

International sales accounted for 64% of net sales in fiscal 2003, 60% of net sales in fiscal 2002, and 48% of net sales in fiscal 2001. International sales include sales to a US-based customer if the product is delivered outside the US for use outside the US. International sales may account for an increasing portion of our revenues, which would subject us to the following risks:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	timing and availability of export licenses;

•	political and economic instability;

•	the impact of regional and global illnesses such as Severe Acute Respiratory Syndrome infections (SARS);

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign subsidiary and branch operations;

•	difficulties in managing distributors;

•	difficulties in obtaining foreign governmental approvals, if such approvals should become required for any of our products;

•	limited intellectual property protection;

•	foreign currency exchange fluctuations;

•	the burden of complying with and the risk of violating a wide variety of complex foreign laws and treaties; and

•	potentially adverse tax consequences.

In addition, because sales of our products have been, to date, denominated in United States dollars, increases in the value of the United States dollar could increase the relative price of our products so that they become more expensive to customers in the local currency of a particular country. Furthermore, because some of our customer purchase orders and agreements are influenced, if not governed, by foreign laws, we may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded.

If our distributors or sales representatives experience financial difficulty or otherwise are unwilling to promote our products, our business could be harmed.

We sell many of our products through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products or may sell our competitors’ products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the electronics industry. We believe that our success will continue to depend upon these distributors and sales representatives. If our distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

Due to the volatility of demand for our products, our inventory may from time-to-time be in excess of our needs, which could cause write-downs of our inventory or of inventory held by our distributors.

Generally our products are sold pursuant to short-term releases of customer purchase orders and some orders must be filled on an expedited basis. In addition, many of our products are specific to individual customers. We typically plan our production and our inventory levels, and the inventory levels of our distributors, based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. Therefore, we often order materials and at least partially fabricate product in anticipation of customer requirements. In order to achieve efficiencies in manufacturing, we may also order and process materials in advance of anticipated customer demand. Furthermore, in order to timely respond to customer demand, due to long manufacturing lead times, we may also make or have made product in advance of orders to keep in our inventory and we may encourage our distributors to order and stock product in advance of orders which is subject to their right to return it to us.

In the last two years, there has been a trend toward vendor-managed inventory among some large customers. In such situations, we do not recognize revenue until the customer withdraws inventory from stock or otherwise becomes obligated to retain our product. This imposes the burden upon us of carrying additional inventory that is stored on our customers’ premises and is subject in certain instances to return to our premises if not used by the customer.

We value our inventories on a part-by-part basis to appropriately consider excess inventory levels and obsolete inventory primarily based on forecasted customer demand and on backlog, and to consider reductions in sales price. Customer demand is highly volatile and is difficult to forecast. Based on this and the fact that many of our products are specific to individual customers, backlog is subject to revisions and cancellations and anticipated demand is constantly changing, which may result in carrying more inventory than we need in order to meet our customers’ orders, in which case we will incur charges to write down the excess inventory to its net realizable value, if any.

Our backlog may not result in future shipments. Also, our backlog at the start of a quarter typically comprises between sixty-five percent and eighty-five percent of our shipments for that quarter which limits our ability to forecast in the near term.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular point in time is not necessarily indicative of actual sales for any succeeding period. One of the most significant examples of this situation, in our recent past, occurred when approximately 14% and 21% of the orders in our backlog as of December 31, 2001, and March 31, 2001, respectively, were subsequently cancelled during the following twelve months. A reduction of backlog during any particular period, or the failure of our backlog to result in future shipments, could harm our business. Much of our revenue is based upon orders placed with us that have short lead-time until delivery or sales by our distributors to their customers (we do not recognize revenue on sales to our distributors until the distributor sells the product to its customers). As a result, our ability to forecast our future shipments and our need for short-term manufacturing capacity is limited. Thus, we may not be able to react quickly enough to increases or decreases in customer orders relative to our expectation based upon past performance.

A majority of our orders are not subject to long-term contracts and many are placed with short lead-times, making us susceptible to fluctuations in short-term revenues, to inventory risk if we make product in advance of orders, and to being unable to timely fulfill customer orders if we do not make product in advance of orders.

Generally, our orders are not subject to long-term contracts and many orders are placed with short lead-times or are cancelable on relatively short notice. The timing of these releases for production as well as custom design work is not under our control. Because of the short life cycles involved with our customers’ products, the order pattern from individual customers can be erratic with inventory accumulation and de-accumulation during phases of the life cycle for our customers’ products. As a result, we may experience quarterly fluctuations in revenue and operating results. We face the risk of inventory write-offs if we make product in advance of orders. However, if we do not make product in advance of orders, we may be unable to fulfill certain of the demand due to having insufficient inventory on hand and at our distributors to fill unexpected orders and due to the time required to make the product which may be in excess of the time certain customers will wait for the product.

The majority of our operating expenses cannot be reduced quickly in response to revenue shortfalls without impairing our ability to effectively conduct business.

The majority of our operating expenses are labor-related which cannot be reduced quickly without impairing our ability to effectively conduct business while much of the remainder of our operating costs such as rent are relatively fixed. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following and other reasons:

•	significant pricing pressures that occur because of declines in average selling prices over the life of a product;

•	sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers and, in turn, harm our ability to meet our sales obligations; and

•	reduction, rescheduling, or cancellation of customer orders due to actions of our competitors, a softening of the demand for our customers’ products, or other reasons.

Deficiencies in our internal controls could cause us to have material errors in our financial statements which could cause us to have to restate them. Such a restatement could cause continued drain on our resources to address and correct internal control deficiencies and could have adverse consequences on our stock price, potentially limiting our access to financial markets.

We have in the past year had issues with certain of our internal control processes and we are particularly vulnerable to difficulties at this time for the following reasons. Many of our record-keeping processes are manual or involve software which has not been upgraded and for which we have no adequate backup if the software fails. We have had a high turnover in the finance department, due in part to the relocation of several functions from Tempe to Milpitas while the employees performing such functions were unwilling to relocate. As a result, we have lost much “institutional” knowledge. We also have replaced chief financial officers twice within the past 18 months. In addition, while preparing our financial statements for the 2003 fiscal year, both our internal staff and our outside accountants found errors in the primary financial processes, which were caused by weaknesses in the internal control system. These weaknesses resulted in errors in the fiscal 2003 interim results for the three, six and nine month periods but were identified and corrected during the year-end fiscal 2003 financial statement preparation. The interim period results have been restated. We have instituted additional processes and procedures to mitigate the weaknesses identified and to provide reasonable assurance that our internal control objectives are met. We are devoting substantial effort and resources to improving our internal controls, which will be a continuing focus of our company during fiscal 2004. However, there can be no assurance that we have identified and corrected all such weaknesses within the internal control processes or that errors will not occur in future periods.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, mask work registrations, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, the steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technology that is substantially similar or superior to our technology.

To the limited extent that we are able to seek patent protection for our products or processes, our pending patent applications or any future applications may not be approved, and any issued patents may not provide us with competitive advantages and may be challenged by third parties. If challenged, our patents may be found to be invalid or unenforceable, and the patents of others may have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes, or design around any patents that may be issued to us.

We could be harmed by litigation involving patents and other intellectual property rights.

As a general matter, the semiconductor and related industries are characterized by substantial litigation regarding patent and other intellectual property rights. We may be accused of infringing the intellectual property rights of third parties. Furthermore, we may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. Infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims may be asserted in the future and such assertions, if proven to be true, may harm our business.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

We have litigation pending against us in which the opposing parties are seeking amounts which we estimate could be as much as between five and ten million dollars when intangible items are quantified.

In addition to the typical litigation most businesses face, we have two cases pending in which the amount sought from us by former employees is material to our operations. One case involves Chan Desaigoudar, our former Chairman of the Board and CEO, whose employment was terminated in 1994 amid allegations of securities fraud and insider trading. Mr. Desaigoudar ultimately settled a case brought by the class of affected securities holders by forfeiting CAMD stock he owned worth several millions of dollars and he plead guilty during 2002 to criminal charges of insider trading and was sentenced to 30 months in prison and restitution in excess of one half million dollars. Mr. Desaigoudar has alleged wrongful termination by us and has asked for damages and reinstatement of his stock options. The other case involves Tarsaim Batra, our former Vice President, whose employment was terminated in 1993. Mr. Batra has alleged that his termination was wrongful and has sought reinstatement of his stock options and damages. We believe the probability of losing these cases is small. Although several years old, both cases have been stayed by courts until fairly recently, and as a result, both cases are early in the discovery phase, making it difficult to assess the probability of the opposing parties or ourselves prevailing with a significant degree of confidence. However, should circumstances change or we lose a verdict, we could face a liability which we estimate could range from zero, if we prevail in the litigation, to between five and ten million dollars when intangible items are quantified. The high end of the range represents the maximum damage alleged by the plaintiffs in these cases.

Our stock price may continue to be volatile and our trading volume may continue to be relatively low and limit liquidity and market efficiency.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	our anticipated or actual operating results;

•	announcements or introductions of new products;

•	technological innovations or setbacks by us or our competitors;

•	conditions in the semiconductor and passive components markets;

•	the commencement of litigation;

•	changes in estimates of our performance by securities analysts;

•	announcements of merger or acquisition transactions; and

•	general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high-technology companies, particularly semiconductor companies, that have often been unrelated or disproportionate to the operating performance of the companies. These fluctuations, as well as general economic and market conditions may harm the market price of our common stock. Furthermore, our trading volume is often small, meaning that a few trades have disproportionate influence on our stock price. In addition, someone seeking to liquidate a sizable position in our stock may have difficulty doing so except over an extended period or privately at a discount.

Our shareholder rights plan, together with anti-takeover provision of our certificate of incorporation and of the California General Corporation Law may delay, defer or prevent a change of control.

Our board of directors recently adopted a shareholder rights plan to encourage third parties interested in acquiring us to work with and obtain the support of our board of directors. The effect of the rights plan is that any person who does not obtain the support of our board of directors for its proposed acquisition of us would suffer immediate dilution upon achieving ownership of more than fifteen percent of our stock. Under the rights plan, we have issued rights to purchase shares of our preferred stock which are redeemable by us prior to a triggering event for a nominal amount at any time and which accompany each of our outstanding common shares. These rights are triggered if a third party acquires more than fifteen percent of our stock without board of director approval. If triggered, these rights entitle our shareholders, other than the third party causing the rights to be triggered, to purchase shares of the company’s preferred stock at what is expected to be a relatively low price. In addition, these rights may be exchanged for common stock under certain circumstances if permitted by the board of directors.

In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights of those shares without any further vote or action by our shareholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future, including the preferred shares covered by the shareholder rights plan. The issuance of preferred stock may delay, defer or prevent a change in control. The terms of the preferred stock that might be issued could potentially make more difficult or expensive our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. California Corporation law requires an affirmative vote of all classes of stock voting independently in order to approve a change in control. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders.

Further, our shareholders must give written notice delivered to our executive offices no less than 120 days before the one-year anniversary of the date our proxy statement was released to shareholders in connection with the previous year’s annual meeting to nominate a candidate for director or present a proposal to our shareholders at a meeting. These notice requirements could inhibit a takeover by delaying shareholder action. The California Corporation law also restricts business combinations with some shareholders once the shareholder acquires 15% or more of our common stock.

Our failure to comply with environmental regulations could result in substantial liability to us.

We are subject to a variety of federal, state and local laws, rules and regulations relating to the protection of health and the environment. These include laws, rules and regulations governing the use, storage, discharge, release, treatment and disposal of hazardous chemicals during and after manufacturing, research and development and sales demonstrations, as well as the maintenance of healthy and environmentally sound conditions within our facilities. If we fail to comply with applicable requirements, we could be subject to substantial liability for cleanup efforts, property damage, personal injury and fines or suspension or cessation of our operations. Restrictions on our ability to expand or continue to operate our present locations in California could be imposed upon us or we could be required to install and operate costly remediation equipment or incur other significant expenses. In these regards, during the closure of our Milpitas facility, one sample showed an elevated level of nickel and the State Department of Toxic Substances Control has identified other constituents for further investigation. We have retained an environmental engineering firm to oversee taking some additional samples and to prepare an environmental risk assessment report. The possible outcomes of such further investigation range from “no further action required” to cleanup of soils and groundwater, depending upon the extent and magnitude of the contamination. Based on the information available at this time, we cannot estimate the cost of any remediation that may be required.

Earthquakes, other natural disasters, and shortages may damage our business.

Our California facilities and some of our suppliers are located near major earthquake faults that have experienced earthquakes in the past. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in September 1999, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

Additionally, our facility in Tempe, Arizona is located in a desert region of the southwestern United States. Disruption of water supplies or other infrastructure support could limit the supply of our products and harm our business.

We have occasionally experienced power interruptions at our Tempe facility and the risks of power shortages in California and Arizona have been reported.

Although we have not experienced any material disruption to our business to date, we cannot assume that if power interruptions or shortages occur in the future, they will not adversely affect our business.

Future terrorist activity, or threat of such activity, could adversely impact our business.

The September 11, 2001 attack may have adversely affected the demand for our customers’ products which in turn reduced their demand for our products. In addition, terrorist activity interfered with communications and transportation networks which adversely affected us. Future terrorist activity could similarly adversely impact our business.

Issuance of new laws or accounting regulations, or re-interpretation of existing laws or regulations, could materially impact our business or stated results.

From time to time, the government, courts, and financial accounting boards issue new laws or accounting regulations, or modify or re-interpret existing ones. We cannot guarantee that there will not be future changes in laws, interpretations, or regulations that would affect our financial results or the way in which we present them. Additionally, changes in the laws or regulations could have adverse effects on hiring and many other aspects of our business that would affect our ability to compete, both nationally and internationally. For example, proposals to account for employee stock option grants as an expense could have the result of our not using options as widely for our employees which could impact our ability to hire and retain key employees.

MATERIAL CHANGES

As we described during our earnings conference call for the first quarter of fiscal 2004 held on July 31, 2003, we increased the selling price of our medical and lighting products. The increase in the selling price of our lighting products may result in lower demand from our primary customer. As discussed during our earnings conference call for the first quarter of fiscal 2004 held on July 31, 2003, the price increase for medical products was effective for shipments after July 1, 2003.

On August 1, 2003 we had a reduction in force of approximately 27 employees the majority of which were in manufacturing operations. As discussed during our earnings conference call for the first quarter of fiscal 2004 held on July 31, 2003, we expect to make additional reductions during the second half of fiscal 2004.

On August 8, 2003 we held our Annual Shareholders Meetings at which our shareholders elected the proposed slate of nominees to our board of directors, ratified the appointment of Ernst & Young LLP as our independent auditors and approved both the proposed increase in the number of shares reserved for issuance under our employee stock purchase and option plans and the proposed extension of the termination dates of these plans.

FORWARD-LOOKING STATEMENTS

When used in this prospectus, the words “expects”, “anticipates”, “estimates”, “believes”, “plans”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. These are statements that relate to future periods and include statements as to expected revenues in various market niches, net profits or losses, cash flows from operations, and break-even points; the sufficiency of our cash reserves to meet our operating and capital requirements; our expectation that we will be in compliance with our loan covenants in the future; our expectation that the percentage of revenues from products manufactured in Tempe will decrease materially by the end of fiscal 2004; our anticipation that our market focus and fab-lite manufacturing model will reduce the revenues required to achieve operating cash flow break-even; our plan to further reduce our manufacturing operations during the third and fourth quarter of fiscal 2004; and our goals to focus on niche markets and the leaders in those markets and to operate in a fab-lite manner with additional foundry partners and the benefits from achieving those goals. Factors that could cause actual results to differ materially from those predicted, include but are not limited to, the performance of our niche markets and the market leaders in those markets, our ability to achieve future revenue levels, our ability to attract and retain customers and distribution partners for existing and new products, the success of the end-user products of our four largest customers which incorporate our products, our ability to locate additional foundry partners and their success in timely manufacturing quality product for us in the desired quantities and yields, our ability to control our expenses, and achieve end of life for our CMOS products manufactured in Tempe, and the strength of competitive offerings and the prices being charged by those competitors as well as the risks set forth above under the caption “Risk Factors.” These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to update or revise, or release publicly any updates or revisions to, any forward-looking statements contained in this prospectus, whether based upon intervening circumstances, events, changes in our knowledge, or otherwise.

PROCEEDS FROM THE OFFERING

We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of the shares will be for the account of the selling shareholders, as described below. See “Selling Shareholders” and “Plan of Distribution.”

However, as described below under “Selling Shareholders”, 806,599 of the shares covered by this prospectus are not already outstanding, but rather are issuable only upon exercise of warrants held by the selling shareholders. These warrants are exercisable in whole or in part for cash only at an exercise price of $3.00 per share. Therefore, before any of these shares could be re-sold by the selling shareholders, the selling shareholders would first have to exercise the corresponding warrant, which would result in the Company receiving proceeds of $3.00 per share, or proceeds of approximately $2.5 million if all 806,599 warrants were to be exercised.

SELLING SHAREHOLDERS

In July 2003, we entered into a stock and warrant purchase agreement with the selling shareholders (other than selling shareholders Needham & Co., Inc. and Adams, Harkness & Hill, Inc. who served as our placement agents) pursuant to which we (1) sold 2,444,244 shares of common stock at $2.25 per share and (2) granted 733,273 five-year warrants to purchase shares of common stock with an exercise price of $3.00 per share. The $2.25 price per share of the shares sold in the private placement represented a 10% discount versus our closing trading price of $2.51 per share on July 24, 2003, which was the day when the pricing of the offering was determined by negotiation between us and an outside lead investor and a 18% discount versus our closing trading price of $2.76 on July 28, 2003, which was the day when the bulk of the investors committed with us to participate in the offering. Such shares and the shares issuable upon exercise of these warrants are included among the shares whose resale is covered by this registration statement and prospectus. In July 2003, we also granted an aggregrate of 73,326 three-year warrants to our two placement agents for the stock and warrant financing. The common shares issuable upon exercise of these warrants are also included among the shares whose resale is covered by this registration statement and prospectus. Under the stock and warrant purchase agreements, and our engagement letter with the placement agents, we agreed to register all of these shares under the Securities Act for resale to the public and, subject to the terms of such agreements and engagement letter, to cause this registration statement to be kept effective until the earlier of (1) the second anniversary of the Closing, or (2) such time as all the shares offered by this prospectus have been sold.

The following table sets forth information as of July 30, 2003 regarding the beneficial ownership of common stock by each of the selling shareholders and the shares being offered by the selling shareholders. Information with respect to beneficial ownership is based upon information obtained from the selling shareholders. Information with respect to “Shares Benefically Owned After the Offering” assumes the sale of all of the shares offered by this prospectus and no other purchases or sales of common stock. All of the warrants issued to the investors are immediately exercisable whereas the warrants issued to our placement agents are not exercisable until six months after the final closing. The “Number of Shares Being Offered” in the following table includes shares subject to warrants acquired by the selling shareholders in July 2003, whether or not such warrants were immediately exercisable. However, shares subject to warrants not exercisable within 60 days of July 30, 2003, are not included as “Shares Beneficially Owned Prior to the Offering”. Thus, the “Shares Beneficially Owned Prior to the Offering” includes the July 2003 warrants for all selling shareholders except the placement agents. Accordingly, unlike for the other selling shareholders, for the placement agents, who are selling shareholders, the number of “Shares Beneficially Owned Prior to the Offering” less “Number of Shares Being Offered” does not equal “Shares Beneficially Owned After the Offering”.

	Shares Beneficially Owned Prior to Offering(1)		Number of Shares Being Offered(3)	Shares Beneficially Owned After Offering(1)
Selling Shareholders	Number	Percent(2)		Number	Percent(2)
Special Situations Fund III, L.P.(4)	1,213,420	6.62%	1,213,420	—	—
Special Situations Private Equity Fund, L.P.(4)	693,290	3.78%	693,290	—	—
Special Situations Cayman Fund, L.P.(4)	404,430	2.21%	404,430	—	—
Lagunitas Partners, L.P.(5)	723,314	3.95%	346,667	376,647	2.05%
Gruber & McBaine International(5)	241,356	1.32%	144,445	96,911	*
Jon D. Gruber & Linda W. Gruber(6)	159,189	*	57,777	101,412	*
Jon D. Gruber TTEE FBO Lindsey DeRoy(7)	15,444	*	14,444	1,000	*
Jon D. Gruber TTEE FBO Jonathan Wyatt (7)	15,444	*	14,444	1,000	*
Millrace Fund, L.P.(8)	288,600	1.57%	288,600	—	—
Adams, Harkness & Hill (9)	22,383	*	36,663	22,383	*
Needham & Company, Inc.(10)	81,633	*	36,663	81,633	*
TOTAL			3,250,843

*	Less than 1%.

(1) Information with respect to beneficial ownership is based upon information obtained from the selling shareholders and from our transfer agent. Unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws, where applicable. Shares of our common stock receivable upon exercise of options and warrants that are currently exercisable or exercisable within 60 days of July 30, 2003 are deemed to be outstanding and to be beneficially owned by the person presently entitled to exercise the right of conversion or exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on 18,331,850 shares of our common stock being outstanding both prior to and after the offering, with such number of shares being derived as the sum of the 15,887,606 shares of our common stock outstanding as of July 30, 2003, plus the 2,444,244 shares of our common stock sold in a private placement which had closings on July 30 and 31, 2003, but does not include the 733,273 warrant shares exercisable within sixty (60) days of July 30, 2003 granted to the investors in the private placement, and does not include the 73,326 warrant shares granted to the placement agents in connection with such private placement.

(3) Under the July 2003 stock and warrant purchase agreement, we also granted rights to the investors to be paid an amount in cash as, liquidated damages, equal to one and one-half percent (1.5%) of the product of the purchase price times the number of shares originally acquired for each full calendar month after the closing that the registration statement that incorporates this prospectus is not filed with the SEC. For each full calendar month after the closing, starting with three (3) months after the closing and ending with twenty-four (24) months after the closing, that the registration statement that incorporates this prospectus is not declared effective by the SEC, each investor shall be paid an amount, in cash, equal to one and one-half percent (1.5%) of the product of the purchase price times the number of shares originally acquired.

(4) MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, SSTA, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund. The “Number of Shares Being Offered” in the table for Special Situations Fund III, L.P. includes 280,020 shares subject to warrants exercisable within sixty (60) days of July 30, 2002. The “Number of Shares Being Offered” in the table for Special Situations Private Equity Fund, L.P. includes 159,990 shares subject to warrants exercisable within sixty (60) days of July 30, 2003. The “Number of Shares Being Offered” in the table for Special Situations Cayman Fund, L.P. includes 93,330 shares subject to warrants exercisable within sixty (60) days of July 30, 2003.

(5) Gruber & McBaine Capital Management (“GMCM”) is the general partner of Lagunitas Partners, L.P. and the attorney in fact of Gruber & McBaine International, and Jon D. Gruber is a controlling member and a manager of GMCM. GMCM and Mr. Gruber have both disclaimed beneficial ownership as to the 964,670 shares of our stock owned by such entities, except to the extent of its or his pecuniary interest. The “Number of Shares Being Offered” in the table for Lagunitas Partners, L.P. includes 80,000 shares subject to warrants exercisable within sixty (60) days of July 30, 2003. The “Number of Shares Being Offered” in the table for Gruber & McBaine International includes 33,334 shares subject to warrants exercisable within sixty (60) days of July 30, 2003.

(6) The “Number of Shares Being Offered” in the table for Jon D. Gruber & Linda W. Gruber includes 13,333 shares subject to warrants exercisable within sixty (60) days of July 30, 2003 as well as the shares owned by Lagunitas Partners, L.P. and Gruber & McBaine International, since Jon D. Gruber is a controlling member of Gruber & McBaine Capital Management (“GMCM”), which is the general partner of Lagunitas Partners, L.P. and the attorney in fact of Gruber & McBaine International. GMCM and Mr. Gruber have both disclaimed beneficial ownership as to the 964,670 shares of our stock owned by such entities, including shares subject to warrants exercisable within sixty (60) days of July 30, 2002, except to the extent of Mr. Gruber’s pecuniary interest.

(7) The numbers of shares shown exclude shares beneficially owned by Jon D. Gruber in capacities other than as trustee of his trust. The “Number of Shares Being Offered” in the table for Jon. D. Gruber TTE FBO Lindsey DeRoy Gruber Trust includes 3,333 shares subject to warrants exercisable within sixty (60) days of July 30, 2003. The “Number of Shares Being Offered” in the table for Jon. D. Gruber TTE FBO Jonathan Wyatt Gruber Trust includes 3,333 shares subject to warrants exercisable within sixty (60) days of July 30, 2003.

(8) Millrace Asset Group, Inc. (“MAG”) is the investment manager for Millrace Fund, LP (the “Fund”) and therefore has voting and investment responsibility for the security positions of the Fund. William L. Kitchel and Whitney M. Maroney are the shareholders of MAG and hold limited partner interests in the Fund. Messrs. Kitchel and Maroney and MAG have disclaimed beneficial ownership of the securities owned by the Fund except to the extent of their pecuniary interests.. The “Number of Shares Being Offered” in the table for Millrace Fund, L.P. includes 66,600 shares subject to warrants exercisable within sixty (60) days of July 30, 2003.

(9) The “Shares Beneficially Owned Prior to the Offering”, the “Number of Shares Being Offered”, and the “Shares Beneficially Owned After the Offering” are comprised entirely of shares subject to warrants. The “Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” are comprised solely of warrants exercisable within sixty (60) days of July 31, 2003 and exclude warrants exercisable six months after July 31, 2003. Adams, Harkness & Hill, Inc. acted as one of the two placement agents to California Micro Devices Corporation in this transaction, and received $110,000 and warrants to purchase 36,663 shares of common stock solely as compensation for such services. Steve Zak, CFO, has the voting and investment power of these shares and warrants.

(10) The “Shares Beneficially Owned Prior to the Offering”, the “Number of Shares Being Offered”, and the “Shares Beneficially Owned After the Offering” are comprised entirely of shares subject to warrants. The “Shares Beneficially Owned Prior to the Offering” and “Shares Beneficially Owned After the Offering” are comprised solely of warrants exercisable within sixty (60) days of July 31, 2003, and exclude warrants exercisable six months after July 31, 2003. The “Number of Shares Being Offered” is comprised entirely of warrants exercisable six months after July 31, 2003. Needham & Co., Inc. acted as one of the two placement agents to California Micro Devices Corporation in this transaction, and received $110,000 and warrants to purchase 36,663 shares of common stock solely as compensation for such services. George A. Needham, CEO, has the voting and investment power of these sharers and warrants.

Because a selling shareholder may offer by this prospectus all or some part of the common stock which he, she, or it holds, no estimate can be given as of the date hereof as to the amount of common stock actually to be offered for sale by a selling shareholder or as to the amount of common stock that will be held by a selling shareholder upon the termination of such offering.

PLAN OF DISTRIBUTION

The selling shareholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term “selling shareholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling shareholders will act independently of CAMD in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling shareholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions in which the broker solicits purchasers;

•	in connection with short sales, in which the shares are redelivered to close out short positions;

•	in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

•	privately negotiated transactions; or

•	in a combination of any of the above methods.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

The shares to be sold in this offering have been listed on the Nasdaq National Market, subject to official notice of issuance.

We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the stock and warrant purchase agreement and the placement agents’engagement letter, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related stock and warrant purchase agreement and the placement agent’s engagement letter, or we will be entitled to contribution.

Once sold under this registration statement to which this prospectus relates, the shares of common stock will be freely tradable in the hands of persons other than our affiliates. We do not know whether any selling stockholder will sell any or all of the shares of common stock offered by this prospectus.

CAMD has agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling shareholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling shareholders selling those shares.

LEGAL MATTERS

Selected legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for CAMD by Pillsbury Winthrop LLP, Palo Alto, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended March 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Interests of Named Experts and Counsel

Stephen M. Wurzburg, a partner at Pillsbury Winthrop LLP, counsel to the Registrant, owns 22,000 shares of the Registrant’s Common Stock and has a right to purchase an additional 3,000 shares of the Registrant’s Common Stock pursuant to the terms and conditions of certain warrants issued to him by the Registrant.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling shareholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to CAMD and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

•	our Annual Report on Form 10-K for the year ended March 31, 2003 filed on June 30, 2003.

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003,

•	our current reports on Form 8-K filed with the Commission on May 6, 2003; May 8, 2003 (as amended on June 6, 2003); June 13, 2003; July 22, 2003; July 31, 2003 and August 5, 2003, and

•	the description of our Common Stock contained in our registration statement on Form 8-A dated March 2, 1987, and filed on March 4, 1987, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing, telephoning, or e-mailing us at the following addresses and number:

Investor Relations

California Micro Devices Corporation

430 N. McCarthy Blvd, #100

Milpitas, CA 95035-5112

Telephone (408) 263-3214

Email: ir@calmicro.com

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling shareholders are offering to sell, and seeking offers to buy, only the shares of CAMD common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling shareholders. All amounts are estimated except the Commission registration fee.

Amount
SEC registration fee	$1,166.40
Accounting fees and expenses	$17,000.00
Legal fees and expenses	$20,000.00
Miscellaneous fees and expenses	$0.00
Total	$38,166.40

Item 15. Indemnification of Directors and Officers

Section 317 of the California Corporations Code provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Registrant’s Articles of Incorporation and Bylaws provide for indemnification of Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

Item 16. Exhibits

Exhibit Number	Description of Document

5.1	Opinion of Pillsbury Winthrop LLP

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (contained on page II-3)

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on August 29, 2003.

CALIFORNIA MICRO DEVICES CORPORATION

By	/s/ ROBERT V. DICKINSON
Robert V. Dickinson Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert V. Dickinson and R. Gregory Miller, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ ROBERT V. DICKINSON Robert V. Dickinson	President, Chief Executive Officer (Principal Executive Officer) and Director	August 29, 2003

/s/ R. GREGORY MILLER R. Gregory Miller	Vice President Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 29, 2003

/s/ WADE MEYERCORD Wade Meyercord	Director	August 29, 2003

/s/ DR. EDWARD C. ROSS Dr. Edward C. Ross	Director	August 29, 2003

/s/ DR. JOHN L. SPRAGUE Dr. John L. Sprague	Director	August 29, 2003

/s/ DAVID L. WITTROCK David L. Wittrock	Director	August 29, 2003

EXHIBIT INDEX

Exhibit Number	Description of Document

5.1	Opinion of Pillsbury Winthrop LLP

23.1	Consent of Ernst & Young LLP, Independent Auditors

23.2	Consent of Pillsbury Winthrop LLP (included in its opinion filed as Exhibit 5.1)

24.1	Power of Attorney (contained on page II-3)